As filed with the Securities and Exchange Commission on March 31, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission File No: 1-6695

JO-ANN STORES, INC.

ASSOCIATE STOCK OWNERSHIP PLAN
(Full title of the plan and the address of the plan, if different from that of the issuer named below)

Jo-Ann Stores, Inc.
5555 Darrow Road
Hudson, OH 44236
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Advisory Committee, the administrator of the Jo-Ann Stores, Inc. Associate Stock Ownership Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

March 31, 2005
Jo-Ann Stores, Inc.
Associate Stock Ownership Plan

/s/ Donald R. Tomoff

Donald R. Tomoff
Vice President, Finance and Treasurer and
Secretary of Advisory Committee

Jo-Ann Stores, Inc.
Associate Stock Ownership Plan

EXHIBIT INDEX

Official
Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

99	Jo-Ann Stores, Inc.
Associate Stock Ownership Plan

Financial Statements
As of December 31, 2004
Together With Report of Independent Registered Public Accounting Firm